FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-6 of

The Securities Exchange Act of 1934

For the Month of July, 2003

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on July 22, 2003, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing restructuring at a refrigeration unit.

2.	News release issued on July 30, 2003, by the registrant, announcing consolidated financial results for the fiscal 2004 first quarter, ended June 30, 2003.

3.	Supplemental consolidated financial data for the first quarter of fiscal 2004.

4.	News release issued on July 30, 2003, by the registrant, announcing the establishment of a new company through business division.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: August 6, 2003

July 22, 2003

FOR IMMEDIATE RELEASE

Media Contacts: Akira Kadota / Wilson Solano

                                International PR, Tokyo

                                (Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Announces Restructuring at Refrigeration Unit

Matsushita Electric Industrial Co., Ltd. (MEI [NYSE and PCX: MC]), best known for its “Panasonic” brand products, today announced that the Board of Directors of Matsushita Refrigeration Company (MARCO), a wholly-owned subsidiary of MEI, resolved to implement business restructuring initiatives, which will include establishment of an optimum global manufacturing structure and employee relocations/early retirement initiatives.

Details of the business restructuring are as follows:

1.	Establishment of an optimum global manufacturing structure

Background

A severe management environment has persisted in consumer-use refrigerators, MARCO’s principal product line, due mainly to intensified competition in global markets, particularly by Chinese and South Korean manufacturers, and continuing price declines in the domestic market.

In response to such severe market conditions, MARCO will strengthen its overseas operations, which are viewed as a “growth engine,” aiming to increase profitability on a global basis. MARCO will also concentrate management resources into such areas as HFC-free refrigerators and high value-added components and devices, while carrying out business restructuring of its manufacturing locations to achieve an optimum global manufacturing structure.

Details of Restructuring

1)	Integration of refrigerator production

To meet expected increases in demand for the company’s popular HFC-free refrigerators, domestic production of compressor-type refrigerators will be concentrated into the Kusatsu factory, where MARCO intends to establish a highly efficient operation.

2)	Establishment of a new components and devices division

MARCO will merge its compressor division with its cooling and heating components division to form a new components and devices division, with the aim of expanding operations under a unified strategy on a global basis, particularly in cutting-edge technology areas such as compressors for HFC-free refrigerators and vacuum insulation panels. While maintaining its two domestic factories at Kusatsu and Fujisawa, MARCO will use the advantage of its established global marketing networks to expand business in components and devices.

3)	Other details of restructuring

Regarding refrigerated food display cases and other food-related equipment, MARCO will review in-house production from the perspective of optimum allocation of management resources, implementing outsourcing and OEM purchasing as deemed necessary, while placing a higher priority on vending machines and new product lines.

Implementation period and employee relocation

1)	Implementation period

The aforementioned business restructuring will be implemented from December 2003 through March 2004.

2)	Employee relocation

Employees affected by the business restructuring will be relocated to other divisions within MARCO or to Matsushita Home Appliances Company (an internal divisional company of MEI). However, for employees who wish to pursue careers outside of the Matsushita Group, MARCO will provide support through various initiatives, including an early retirement program, which is outlined below.

2.	MARCO early retirement program

The early retirement program will provide employees seeking outside employment with a special retirement allowance, which is in addition to standard retirement benefits. MARCO will also offer assistance in the form of job searches and other support for employees choosing early retirement.

3.	Effect of business restructuring on MEI’s financial results

The aforementioned business restructuring is not expected to have any material effect on MEI’s consolidated financial results forecast for the year ending March 31, 2004 (fiscal 2004). MEI announced its forecast for fiscal 2004 consolidated financial results on April 28, 2003.

<Reference>

Outline of MARCO factories in Japan

Fujisawa factory

Location	:	Fujisawa City, Kanagawa Prefecture
Products	:	Consumer-use refrigerators
Date of incorporation	:	December 1961
Number of employees	:	320 (as of June 30, 2003)

Other factories

MARCO’s factories for refrigerators, vending machines, food-related equipment and heating and cooling components are located in Kusatsu, while its compressor factory is located in Fujisawa.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

# # #

July 30, 2003

FOR IMMEDIATE RELEASE

Media Contacts:   Akira Kadota / Wilson Solano

                               International PR, Tokyo

                               (Tel: 03-3578-1237, Fax: 03-5472-7608)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 120 yen.)

MATSUSHITA REPORTS FIRST QUARTER RESULTS

– Pre-tax Income Follows Recovery Trend –

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX symbol: MC) today reported its consolidated financial results for the first quarter, ended June 30, 2003, of the current fiscal year ending March 31, 2004 (fiscal 2004).

First-quarter Results1

Consolidated group sales for the first quarter decreased 2% to 1,763.6 billion yen (U.S.$14.70 billion), from 1,793.4 billion yen in the same three-month period a year ago. Overall, a severe business environment persisted during the quarter, despite diminishing negative effects of the war in Iraq and the SARS outbreak. Consumer spending in Japan, a major factor in the domestic economy, showed no signs of recovery, while comebacks in overseas economies were impeded by stagnated growth in the United States.

Meanwhile, Matsushita designated this year as the year it would “re-declare” its founding, or in other words return to the basic management principles upon which the company was founded. In line with this policy, Matsushita carried out initiatives under a new autonomous business domain-based organizational structure established in early 2003, shifting its management focus to achieving accelerated growth. Specifically, Matsushita launched a new series of competitive “V-products,” building on the success of last year’s models, aimed at achieving the top share in high-volume markets and propelling overall growth. The company also initiated simultaneous global introductions of strategic products by combining the efforts of domestic and overseas marketing divisions. Furthermore, Matsushita implemented a new management system that evaluates the performance of each business domain company on a global consolidated basis to promote highly efficient management.

Domestic sales, benefiting from the success of the company’s new V-products, increased 2% to 825.1 billion yen ($6.88 billion), from 811.2 billion yen in the first quarter of the previous year. Overseas sales, however, were down 4% to 938.5 billion yen ($7.82 billion), compared with 982.2 billion yen in the first quarter of last year, due mainly to setbacks in the U.S. and Southeast Asia. On a local currency basis2, overseas sales decreased 3% from the same period last year. The quarterly consolidated sales results in part reflect the effects of last year’s FIFA World CupTM, which boosted sales a year ago.

Despite sales declines and intensified global competition, consolidated operating profit3 for the first quarter increased 27% to 20.0 billion yen ($167 million), from 15.7 billion yen in the same three-month period a year ago. The company attributed this increase to the continued success of V-products and various cost reduction initiatives. Income before income taxes increased 46% to 25.2 billion yen ($210 million), compared with a pre-tax income of 17.3 billion yen in the first quarter of last year, while net income was 2.7 billion yen ($22 million), down 22% from 3.5 billion yen in the same quarter of the previous year. Net income was negatively affected by such factors as an increase in minority interests, resulting from improved earnings results of several consolidated subsidiaries.

1.	During the fiscal year ended March 31, 2003, Matsushita began consolidating certain previously unconsolidated subsidiaries of Victor Company of Japan, Ltd. (JVC). Consolidated results for the first quarter ended June 2002 referred to in this press release reflect such restatements.

2.	Regarding results on a local currency basis, see Note 3 of Notes to consolidated financial statements on page 6.

3.	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 6.

Consolidated Sales Breakdown by Product Category

As previously announced, Matsushita launched a new business domain-based organizational structure in January 2003, followed in April by the introduction of a new groupwide management system. Accordingly, the company has reclassified its previous four business segments (AVC Networks, Home Appliances, Industrial Equipment, and Components and Devices) into five new segments, effective April 1, 2003. The five new segments are: AVC Networks, Home Appliances, Components and Devices, JVC, and Other.

The company’s first quarter consolidated sales by reclassified product category, as compared with restated prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales decreased 3% to 842.0 billion yen ($7.02 billion), from 867.2 billion yen in last year’s first quarter. Within this category, sales of video and audio equipment, despite continued strong sales in flat-screen TVs and DVD recorders, decreased 8%, due mainly to sales declines in CRT TVs and audio equipment.

In information and communications equipment, brisk sales of automotive electronics and solid overseas sales of cellular phones were sufficient to offset setbacks in hard disk drives (HDDs) and facsimile machines, resulting in mostly unchanged sales overall for this category.

Home Appliances

Sales of Home Appliances edged down 1% to 291.4 billion yen ($2.43 billion), compared with 293.4 billion yen in the first quarter of the previous year. Within this category, washing machines and air conditioners recorded sales gains, but sluggish sales of compressors and housing equipment resulted in lower overall sales.

Components and Devices

Sales of Components and Devices decreased 2% to 266.7 billion yen ($2.22 billion), compared with 272.8 billion yen in the same three-month period of the previous year. Although sales of semiconductors continued to grow, general components and electric motors recorded sales declines.

JVC

Sales for JVC (Victor Company of Japan and its subsidiaries) totaled 192.6 billion yen ($1.61 billion), down 4% from 199.9 billion yen in the first quarter of the previous year. Although sales of software and media products were steady, audiovisual equipment recorded sales declines mainly in Japan and the U.S., leading to lower overall sales.

Consolidated Financial Condition

On a consolidated basis, total assets as of June 30, 2003 were 8,124.2 billion yen, an increase of 289.5 billion yen from March 31, 2003. The main reasons for this include an increase in inventories caused by seasonal factors.

Outlook for the full Fiscal Year 2004

For fiscal 2004, ending March 31, 2004, Matsushita maintained its forecast made on April 28, 2003. At that time the company forecasted fiscal 2004 sales on a consolidated basis to increase by about 1%, compared to fiscal 2003, to approximately 7,450 billion yen. The forecast for operating profit4 is also unchanged, expected to increase by about 18% to approximately 150 billion yen, with consolidated income before income taxes anticipated to rise to approximately 120 billion yen, up 74%. The forecast for income before income taxes includes estimated expenses of approximately 50 billion yen for restructuring charges and non-recurring income of about 20 billion yen from other items. Net income is expected to improve to approximately 30 billion yen, from a net loss of 19 billion yen in the past fiscal year.

4.	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 6.

Matsushita Electric Industrial Co., Ltd., best known for its “Panasonic” brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York, Pacific,Euronext Amsterdam, Euronext Paris, Frankfurt and Dusseldorf stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Under U.S. GAAP, restructuring charges are usually included as part of operating profit (loss) in the statement of income.

3.	Sales on a local currency basis are not measures conforming with U.S. GAAP. However, the company believes that these measures are useful to investors in promoting understanding of the company’s business conditions by excluding the influence of foreign currency fluctuations.

4.	The company began consolidating certain previously unconsolidated subsidiaries, primarily overseas subsidiaries of Victor Company of Japan, Ltd., a consolidated subsidiary of the company, during the year ended March 31, 2003 and restated amounts for the first quarter ended June 30, 2002.

5.	From this fiscal year (fiscal 2004), the company changed its business categories to five new categories: AVC Networks, Home Appliances, Components and Devices, JVC, and Other, and discloses financial data according to these. As such, the sales breakdown data for the first quarter ended June 30, 2002 are restated in both the Sales Breakdown table and the Segment Information.

6.	Comprehensive income (loss) was reported as a gain of 33,183 million yen ($277 million) for the first quarter ended June 30, 2003 and a loss of 277,335 million yen for the first quarter ended June 30, 2002. Comprehensive income (loss) includes net income (loss) and increases (decreases) in cumulative translation adjustments, unrealized holding gains (losses) of available-for-sale securities, unrealized gains (losses) of certain derivative instruments and minimun pension liability adjustments.

7.	Number of consolidated companies: 393

8.	Number of companies reflected by the equity method: 57

9.	United States dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 120 yen, the approximate rate on the Tokyo Foreign Exchange Market on June 30, 2003.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Three months ended June 30)

	Yen (millions)		Percentage 2003/2002	U.S. Dollars (millions)
	2003	2002		2003
Net sales	¥1,763,600	¥1,793,387	98%	$14,697
Cost of sales	(1,241,312)	(1,278,913)		(10,344)
Selling, general and administrative expenses	(502,286)	(498,768)		(4,186)

Operating profit	20,002	15,706	127%	167

Other income (deductions):
Interest income	4,684	6,628		39
Dividend income	3,060	1,953		25
Interest expense	(6,884)	(9,202)		(57)
Other income (loss), net	4,340	2,229		36

Income before income taxes	25,202	17,314	146%	210

Provision for income taxes	(16,299)	(12,747)		(136)
Minority interests	(1,736)	4,122		(15)
Equity in earnings (losses) of associated companies	(4,469)	(5,222)		(37)

Net income	¥2,698	¥3,467	78%	$22

Net income per common share, basic	1.15 yen	1.67 yen		$0.01
Net income
per common share, diluted	1.15 yen	1.67 yen		$0.01

(Parentheses indicate expenses or deductions.)

* See notes to consolidated financial statements on page 6.

Supplementary Information

(Three months ended June 30)

	Yen (millions)		U.S. Dollars (millions)
	2003	2002	2003
Depreciation (tangible assets)	¥58,357	¥67,860	$486
Capital investment	¥52,404	¥47,052	$437
R&D expenditures	¥137,223	¥138,487	$1,144

Number of employees (June 30)	293,383	292,104

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

June 30, 2003

With Comparative Figures for March 31, 2003

	Yen (millions)		U.S. Dollars (millions)
	June 30, 2003	March 31, 2003	June 30, 2003
Assets
Current assets:
Cash and cash equivalents	¥1,194,451	¥1,167,470	$9,954
Time deposits	401,730	395,559	3,348
Marketable securities	1,251	1,196	10
Trade receivables and other current assets	1,678,540	1,638,691	13,988
Inventories	848,837	783,262	7,073

Total current assets	4,124,809	3,986,178	34,373

Noncurrent receivables	303,489	299,239	2,529
Investments and advances	1,116,636	1,020,137	9,306
Property, plant and equipment, net of accumulated depreciation	1,282,149	1,298,895	10,685
Other assets	1,297,113	1,230,244	10,809

Total assets	¥8,124,196	¥7,834,693	$67,702

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	¥336,170	¥333,686	$2,801
Trade payables and other current liabilities	2,402,130	2,237,146	20,018

Total current liabilities	2,738,300	2,570,832	22,819

Long-term debt	598,254	588,202	4,986
Other long-term liabilities	1,504,295	1,387,082	12,536
Minority interests	109,124	110,177	909
Common stock	258,738	258,738	2,156
Capital surplus	1,226,265	1,219,686	10,219
Legal reserve	81,615	80,700	680
Retained earnings	2,419,158	2,432,052	20,160
Accumulated other comprehensive income (loss) *	(675,157)	(705,642)	(5,626)
Treasury stock	(136,396)	(107,134)	(1,137)

Total liabilities and stockholders’ equity	¥8,124,196	¥7,834,693	$67,702

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	June 30, 2003	March 31, 2003	June 30, 2003
Cumulative translation adjustments	¥(99,083)	¥(161,124)	$(826)
Unrealized holding gains (losses) of available-for-sale securities	7,976	(18,082)	67
Unrealized gains (losses) of derivative instruments	(520)	(1,090)	(4)
Minimum pension liability adjustments	(583,530)	(525,346)	(4,863)

**	See notes to consolidated financial statements on page 6.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended June 30)

	Yen (billions)		Percentage	U.S. Dollars (millions)
	2003	2002	2003/2002	2003
AVC Networks
Video and audio equipment	¥316.1	¥343.9	92%	$2,634
Information and communications equipment	525.9	523.3	100%	4,383

Subtotal	842.0	867.2	97%	7,017

Home Appliances	291.4	293.4	99%	2,428

Components and Devices	266.7	272.8	98%	2,223

JVC	192.6	199.9	96%	1,605

Other	170.9	160.1	107%	1,424

Total	¥1,763.6	¥1,793.4	98%	$14,697

Domestic sales	825.1	811.2	102%	6,876
Overseas sales	938.5	982.2	96%	7,821

[Domestic/Overseas Sales Breakdown]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions) 2003	Percentage 2003/2002	Yen (billions) 2003	Percentage 2003/2002
AVC Networks
Video and audio equipment	¥95.5	100%	¥220.6	89%

Information and communications equipment	246.6	100%	279.3	101%

Subtotal	342.1	100%	499.9	95%

Home Appliances	182.1	101%	109.3	96%

Components and Devices	112.5	106%	154.2	92%

JVC	63.7	96%	128.9	97%

Other	124.7	106%	46.2	109%

Total	¥825.1	102%	¥938.5	96%

*	See notes to consolidated financial statements on page 6.

Matsushita Electric Industrial Co., Ltd.

Consolidated Segment Information *

(Three months ended June 30)

By Business Segment:

			Percentage	U.S. Dollars (millions)
	Yen (billions)
	2003	2002	2003/2002	2003
[Sales]

AVC Networks	¥873.3	¥894.4	98%	$7,278
Home Appliances	294.2	297.2	99%	2,452
Components and Devices	405.2	406.7	100%	3,377
JVC	195.3	206.9	94%	1,627
Other	225.9	212.8	106%	1,882

Subtotal	1,993.9	2,018.0	99%	16,616
Corporate and eliminations	(230.3)	(224.6)	—	(1,919)

Consolidated total	¥1,763.6	¥1,793.4	98%	$14,697

[Segment Profit]**

AVC Networks	¥16.1	¥12.5	129%	$134
Home Appliances	6.8	10.4	65%	56
Components and Devices	4.3	2.1	205%	36
JVC	2.0	1.5	131%	17
Other	2.4	2.4	102%	20

Subtotal	31.6	28.9	109%	263
Corporate and eliminations	(11.6)	(13.2)	—	(96)

Consolidated total	¥20.0	¥15.7	127%	$167

*	Upon the introduction of a new business domain-based management system, which focuses on global consolidated management by each business domain, from this fiscal year (fiscal 2004), the company changed its business segment classifications to five new segments: AVC Networks, Home Appliances components and Devices, JVC and Other, in order to ensure consistency of internal management structure and disclosure. Accordingly, information by business segment for the first quarter ended June 30, 2002 has been restated.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks:

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd, Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Matsushita Kotobuki Electronics Industries, Ltd.

Home Appliances:

Home Appliances Group, Healthcare Business Company, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

Components and Devices:

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,.

Matsushita Electronic Components Co., Ltd., Motor Company.

JVC:

Victor Company of Japan, Ltd.

Other:

Panasonic Factory Solutions Co., Ltd., Matsushita Industrial Equipment Co., Ltd

**	Expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

Details of Product Categories

AVC Networks

Color TVs, LCD and PDP TVs, VCRs, camcorders, DVD players, DVD recorders, compact disc (CD), Mini Disc (MD) and SD players, other personal and home audio equipment, AV and computer product devices, prerecorded AV software, broadcast- and business-use AV equipment and systems, PCs, CD-ROM, DVD-ROM/RAM and other optical disk drives, HDDs, other data storage devices, CRT and LCD displays, copiers, printers, telephones, cellular phones, Personal Handyphone System (PHS) terminals and other mobile communications equipment, facsimile equipment, car AVC equipment, traffic-related systems, communications network-related equipment, other information and communications equipment and systems, etc.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dish washers, electric fans, air purifiers, heating equipment, kitchen fixture systems, electric, gas and kerosene hot water supply equipment, bath and sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, etc.

Components and Devices

Semiconductors, electronic tubes, LCD panels, PDPs, general components (capacitors, resistors, coils, speakers, power supplies, mechanical components, high frequency components, printed circuit boards, etc.), magnetic recording heads, electric motors, dry batteries, storage batteries, etc.

JVC

VCRs, camcorders, color TVs, stereo hi-fi and related equipment, car audio, DVD players, CD radio cassette recorders, telephones, business- and education-use equipment, information equipment, KARAOKE systems, video projectors, display components, VCR heads, motors, printed circuit boards, audiovisual software for DVD, CD and video disks/tapes, etc.

Other

Electronic-parts-mounting machines, industrial robots, electronic measuring instruments, welding equipment, power distribution equipment, elevators, escalators, bicycles, leasing and credit operations, non-ferrous metals, etc.

# # #

Supplemental Consolidated Financial Data for Fiscal 2004

First Quarter, ended June 30, 2003

1.    Sales breakdown for Fiscal 2004 First Quarter, ended June 30, 2003

	yen (billions)

	Total	04/03	Local currency basis 04/03	Domestic	04/03	Overseas	04/03	Local currency basis 04/03
AVC Networks
Video and audio equipment	316.1	92%	92%	95.5	100%	220.6	89%	89%
Information and communications equipment	525.9	100%	102%	246.6	100%	279.3	101%	103%
			(112%)					(123%)
Subtotal	842.0	97%	98%	342.1	100%	499.9	95%	96%
			(103%)					(105%)
Home Appliances	291.4	99%	100%	182.1	101%	109.3	96%	99%
Components and Devices	266.7	98%	99%	112.5	106%	154.2	92%	95%
JVC	192.6	96%	96%	63.7	96%	128.9	97%	95%
Other	170.9	107%	107%	124.7	106%	46.2	109%	110%

Total	1,763.6	98%	99%	825.1	102%	938.5	96%	97%

			(102%)					(101%)

Parentheses indicate % comparisons excluding HDD business.

	Fiscal 2004 First Quarter Results
Overseas Sales by Region		04/03	Local currency basis 04/03
North and South America	324.8	89%	94%
Europe	248.4	113%	102%
Asia	222.2	79%	82%
			(98%)
China	143.1	124%	131%

Total	938.5	96%	97%

			(101%)

See note 2 on page 3 regarding presentation of local currency basis.

Parentheses indicate % comparisons excluding HDD business.

2.    Capital Investment, Depreciation and R&D expenditures

Capital Investment

	yen (billions)

	Fiscal 2004 First Quarter		Fiscal 2004 Annual
	Results	04-03	Forecast	04-03

AVC Networks	14.6	2.0	55.0	-5.6
Home Appliances	3.2	-1.6	24.0	-8.4
Components and Devices	27.6	9.1	144.0	31.0
JVC	2.0	-0.2	15.0	2.1
Other	5.0	-3.9	32.0	-0.6

Total	52.4	5.4	270.0	18.5

* (Semiconductors)	(8.5)	(1.3)	(60.0)	(5.0)
(Plasma display panels)	(7.5)	(6.5)	(40.0)	(27.5)

Depreciation
(Tangible assets)

	yen (billions)

	Fiscal 2004 First Quarter
	Results	04-03

	58.4	-9.5

R&D Expenditures

	yen (billions)

	Fiscal 2004 First Quarter
	Results	04-03

	137.2	-1.3

3.    Foreign Exchange Rates

<Export rates>

	Fiscal 2003		Fiscal 2004
	First Quarter	First Half	First Quarter	First Half Forecast
U.S.Dollars vs. Yen	¥127	¥125	¥118	¥118
Euro vs. Yen	¥114	¥115	¥128	¥130

<Rates used for consolidation>

	Fiscal 2003		Fiscal 2004
	First Quarter	First Half	First Quarter	First Half Forecast
U.S.Dollars vs. Yen	¥127	¥123	¥119	¥118
Euro vs. Yen	¥117	¥117	¥135	¥132

4.    Number of Employees

	(persons)

	end/June 2002	end/March 2003	end/June 2003
Domestic	124,773	121,451	122,934
Overseas	167,331	166,873	170,449

Total	292,104	288,324	293,383

5.    Annual Forecast for Fiscal 2004, ending March 31, 2004

	yen (billions)

	Fiscal 2004 Annual Forecast (Same as that of 4/28/03)
		04/03 or 04-03

Sales	7,450	101%
Operating profit	150	118%
(% of Sales)	(2.0%)
Pretax income	120	174%
(% of Sales)	(1.6%)
Net income	30	+49.5
(% of Sales)	(0.4%)

See Note 1 below.

<Sales breakdown for Fiscal 2004 (forecast) >

yen (billions)

	Total	04/03	Local currency basis 04/03	Domestic	04/03	Overseas	04/03	Local currency basis 04/03
AVC Networks
Video and audio equipment	1,420.0	101%	105%	400.0	104%	1,020.0	100%	105%
Information and communications equipment	2,102.0	101%	103%	1,028.5	101%	1,073.5	101%	105%
Subtotal	3,522.0	101%	104%	1,428.5	102%	2,093.5	100%	105%
Home Appliances	1,089.0	100%	102%	709.0	101%	380.0	97%	103%
Components and Devices	1,357.0	100%	102%	601.5	103%	755.5	97%	101%
JVC	874.0	106%	110%	264.0	99%	610.0	108%	115%
Other	608.0	98%	99%	482.0	97%	126.0	99%	103%

Total	7,450.0	101%	104%	3,485.0	101%	3,965.0	100%	106%

Note 1:

In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Under Accounting Principles Generally Accepted in the United States, restructuring charges are usually included as part of operating profit (loss) in the statemant of income. The company’s annual consolidated operating profit and consolidated income before income taxes for fiscal 2004 are currently forecasted to be about 150 billion yen and 120 billion yen, respectively. The difference represents estimated expenses of about 50 billion yen associated with restructuring charges and income of about 20 billion yen from other items.

Note 2:

Sales data on a local currency basis are not measures conforming with Accounting Principle Generally Accepted in the United States. However, the company believes that these mesures are useful to investors in promoting understanding of the company’s business conditions by excluding the influence of foreign currency fluctuations. Similarly, the company provided herein certain local currency-based data excluding the hard disk drive (HDD) business, as the company has withdrawn from production of 3.5-inch HDDs for desk top PCs and significantly reduced the business during the last fiscal year. See foreign currency rates used for consolidation in item 3.

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.

These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization;the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

July 30, 2003

FOR IMMEDIATE RELEASE

Media Contacts:  Akira Kadota / Wilson Solano

  International PR, Tokyo

  (Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Announces Establishment of New Company

through Business Division

Matsushita Electric Industrial Co., Ltd. (MEI [NYSE and PCX symbol : MC]) announced that the company has decided at its board of directors meeting held today to transfer, on October 1, 2003, its audiovisual (AV) sensor module business, currently part of the Component Device Division of MEI’s internal divisional company Panasonic System Solutions Company (PSS), to Panasonic SC Device Solutions Co., Ltd. (New Company), which will be established on the same day. The New Company will be an independent company in the Semiconductor Company group. The Semiconductor Company is also an internal divisional company of MEI.

The basic terms of the business divisions/combinations decided today are outlined as follows:

1.    Purpose of business division

By dividing the AV sensor module business (including cellular phone cameras, automotive cameras and Electret Condenser Microphones [ECM]) from PSS, and transferring such business to the New Company, MEI aims to improve cooperation between related divisions, thereby enhancing core competencies. The transfer is also part of efforts to establish a “lean and agile” organization and achieve growth and increased profitability in the relevant businesses.

2.    Outline of business division

A. Schedule

July 30, 2003	Board approval of business division plan

October 1, 2003 (planned)	Date of business division and commercial registration

B.    Method of business division

1)	Method

MEI will divide a certain part of its business and the New Company (the succeeding company) will succeed the divided business.

2)	Reason for adopting this method

This method was chosen because it was determined to be the most efficient means by which to transfer the relevant businesses and establish the New Company.

C.    Allotment of shares

Upon the business division and transfer by MEI, the succeeding company will issue 1 new share of common stock, and allot such share to MEI.

D.    Cash distribution upon business division and transfer

There will be no cash distribution in relation to the business division and transfer.

E.    Rights and obligations to be succeeded

Assets, liabilities, rights and obligations involved in the business to be divided and transferred, which are considered to be mandatory for the succeeding company to operate the business to be succeeded.

F.    Prospects of paying debt obligations

Matsushita believes that both Matsushita and the succeeding company can pay the debt obligations to be incurred as a result of the business division and transfer.

G.    New directors and corporate auditors of succeeding company (slated)

Directors	: Takayoshi Hasegawa Susumu Koike Takayuki Kimura Kazuhiko Itou Satoru Masuda

Corporate Auditors	: Kyouichi Matsuura Mitsuo Morita Shinji Kanda

3.    Basic information for MEI and the New Company (non-consolidated basis)

Trade Name	MEI (company to divide a unit) (as of March 31, 2003)	New Company (succeeding company) (forecast for October 1, 2003)

Principal Lines of Business	Manufacture and sale of electronic and electric equipment	Design, development, manufacture and sale of modular components related to audio, video and identification systems

Date of Incorporation	December 15, 1935	October 1, 2003

Principal Office	Kadoma-shi, Osaka, Japan	Tsuzuki-ku, Yokohama, Japan

Representative	Kunio Nakamura, President	Takayoshi Hasegawa, President

Capital Stock (million yen)	258,738	4,500

Shares Issued	2,447,923,088	1

Shareholders’ Equity (million yen)	2,768,028	9,100

Total Assets (million yen)	5,062,813	9,300

Financial Closing Date	March 31	March 31

No. of Employees	52,376	415

Major Customers

Consumer products—widely distributed to general public through consumer and household equipment sales networks.

Business and industrial equipment and components—sold mainly to corporations, government agencies and manufacturers through systems and industrial sales networks.

Cellular phone cameras and ECMs are sold to cellular phone manufacturers and other customers through MEI’s industrial sales networks.

Automotive cameras are sold to automobile manufacturers through Panasonic Automotive Systems Company, an internal divisional company of MEI.

Major Shareholders and Shareholdings	Japan Trustee Services Bank (Trust account) 5.51% Moxley & Co. 4.88% The Master Trust Bank of Japan (Trust account) 4.08% Sumitomo Mitsui Banking 3.98% Sumitomo Life Insurance 3.34%	MEI 100%

Major Banks	Sumitomo Mitsui Banking, The Resona Bank, etc.	Sumitomo Mitsui Banking, The Ashikaga Bank, Ltd.

	Capital:	MEI will hold 100% equity share in New Company

Relationship between MEI and the New Company	Personnel:	Directors and corporate auditors of the New Company will be appointed from among personnel of MEI. Employees of the New Company will initially be sent from MEI.

	Transactions:	Sale and purchase of products, merchandise, parts and materials

Note: Amounts less than one million yen have been omitted. (hereinafter the same)

Financial results for the most recent three fiscal years (non-consolidated basis)

	(in millions of yen, except per share amounts)
	MEI (company to divide a unit)
Fiscal Year ended	March 2001	March 2002	March 2003
Net Sales	4,831,866	3,900,790	4,237,869
Operating Profit (Loss)	76,634	(92,952)	52,884
Recurring Profit (Loss)	115,494	(42,480)	80,196
Net Income (Loss)	63,687	(132,410)	28,828
Net Income (Loss) per Share (in yen)	30.63	(63.79)	12.80
Annual Dividends per Share (in yen)	12.50	10.00	12.50
Shareholders’ Equity per Share (in yen)	1,306.37	1,225.39	1,173.14

4.    Description of the business to be divided

A.    Business to be divided

The AV sensor module business of the Component Device Division of PSS.

B.    Operating results of the business to be divided for the year ended March 31, 2003

Net Sales	Approximately 30 billion yen

C.    Assets and liabilities of the business to be divided (forecast for October 1, 2003)

                    (in millions of yen)

Item	Book value
Assets	9,300
Liabilities	200

5. Effects of business division on MEI’s financial results

A. Information about Matsushita upon business division

1)	Trade name:	Matsushita Electric Industrial Co., Ltd.

2)	Principal lines of business:	Manufacture and sale of electronic and electric equipment

3)	Principal office:	Kadoma-shi, Osaka, Japan

4)	Representative:	Kunio Nakamura, President

5)	Capital stock:	No change as a result of this business division

6)	Total assets:	No material effect on total assets as a result of this business division

7)	Annual financial closing date:	March 31

8)	Effect on financial results:	MEI currently expects that the business division will have no significant effect on the forecast for the company’s financial results.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

# # #